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                                                                      EXHIBIT 21

Subsidiaries of the Registrant

The following is a list of the Company's subsidiaries as of December 31, 1998, except for unnamed subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

General Semiconductor (China) Co., Ltd. (Peoples Republic of China)

General Semiconductor (Deutschland) GmbH (Germany)

General Semiconductor France (France)

General Semiconductor of Taiwan, Ltd. (Taiwan)

General Semiconductor Ireland (Ireland)

General Semiconductor Japan, Ltd. (Japan)

General Semiconductor (UK) Limited (United Kingdom)

General Semiconductor (Singapore) Pte. Ltd. (Singapore)

General Semiconductor (Europe) Limited